FOR IMMEDIATE RELEASE:                INVESTORS:                 John Dong (CFO)
May 13, 2003                                                        925.941.6260
                                      MEDIA:                      Kelly Sullivan
                                                                    212.515.1908

                BriteSmile Reports Its Best Quarterly Performance

WALNUT CREEK, CA - BriteSmile, Inc. (Nasdaq: BSML), the leading international provider of a state-of-the-art teeth whitening system, reported today its first quarter 2003 results. When compared with the same quarter for 2002, revenue for 2003 was slightly below last year (-3.8%) while earnings per share showed a vast 39.4% improvement. Of particular interest was March where BriteSmile realized a positive operating cash flow of over $638,000 or 15.5% of sales and a modest net income of 1.7% of sales.

Revenue for the first quarter of 2003 was $9.0 million, versus revenue for the equivalent quarter of 2002 of $9.3 million, or a 3.8% decrease. This performance was in line with BriteSmile's budgeted plan. The BriteSmile Center performance slightly exceeded last year's first quarter revenue while International also exceeded prior year revenues despite the effects of the war with Iraq and the outbreak of SARS in the Far East. Domestic Associated Center revenue was down versus last year.


 Expenses were $11.4 million in the first quarter of 2003, versus $13.1 million for the first quarter of 2002, a 13.1% reduction. Of particular note, SG&A expenses were 23.2% below the comparable quarter of 2002 ($6.1 million vs. $7.9 million for 2002) reflecting a significant reduction in marketing expenses, BriteSmile's largest single expense and, conversely, a significant improvement in marketing efficiency.

Net loss for the quarter was $2.5 million versus a net loss of $4.1 million or a 39.5% improvement over the previous year. The net loss excluding non cash deductions such as depreciation and interest totaled $0.8 million versus the previous year's first quarter loss of $2.3 million or a 64.5% improvement over the previous year. Earnings per share were ($1.03) for the first quarter versus ($1.70) for first quarter 2002 or a 39.4% improvement versus the previous year.


"In light of a difficult and uncertain economic climate, we are pleased with our progress ," said John Reed, CEO of BriteSmile, Inc. "We anticipate consistent improvement in performance for the balance of 2003, continuing with tight expense controls and adding to revenue with new, innovative products and improvements on existing products."

The Company believes the following unique and positive developments will provide significant benefits:

        o The formation of BriteSmile Development, Inc. as a subsidiary of BriteSmile Inc., which is developing oral care and teeth whitening products and technologies to further drive revenue and widen BriteSmile's competitive gap, and the appointment of Dr. Julian Feneley as Chairman and Nhat Ngo as COO.

        o Publication of the Forsyth Institute's study in the prestigious of Journal of the American Dental Association on BriteSmile procedure safety, efficacy concluding once and for all that the BriteSmile


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              light adds significantly to the whitening effect of the BriteSmile procedure.

        o Entering into a binding memorandum of understanding to acquire certain assets of OraCeutical, including approximately 80 patents and patent applications, which will increase BriteSmile's portfolio of intellectual property within the teeth whitening and human oral care fields.

        o The hiring of two new Senior Executives, Roland Guglielmi, and Rob Sieban, brings strategic backgrounds and talents to the organization and tangible records of success.

        o The development of three new break through products to be rolled out in the balance of 2003. The first to be introduced in June 2003, a modified BriteSmile procedure protocol that the Company anticipates will safely achieve 12% more efficacy, and further widen BriteSmile's lead in whitening performance.

        o Entering into a distributorship agreement to establish 20 BriteSmile Centers in 12 cities in Europe.

        o     The conclusion of financings in the amount of $8 million.

        o The dramatic improvement of marketing efficiency with a realization of $4.18 in revenue for each $1 of media marketing spend versus $2.18 in the comparable period in 2002

        o `BriteSmile is well positioned to build our leadership both short and long term," said Bruce Fleming, President of BriteSmile Inc. "We are creating the team, products and patent estate necessary to win in the marketplace."



BriteSmile has developed and manufactures the most advanced teeth whitening technology available, as well as manages state-of-the-art BriteSmile Professional Teeth Whitening Centers. BriteSmile Centers are currently operating in Beverly Hills, Irvine, Palo Alto, Walnut Creek and La Jolla, CA; Honolulu, HI; Houston, TX; Denver, CO; Boston, MA; Boca Raton, FL; Atlanta, GA; New York, NY; Chicago, IL; and, Phoenix, AZ. In addition to BriteSmile Centers, the Company has contracted with independent dentists to perform whitening procedures at more than 4,600 Associated Centers.

This release, other than historical information, consists of forward-looking statements that involve risks and uncertainties such as the Company's ability to continue to establish Associated Centers and Professional Teeth Whitening Centers, the ability of those Centers to attract clients, the development and introduction of new products, acceptance of those new products in the marketplace, development of new strategic and marketing relationships in the United States and internationally, and the Company's continued ability to secure financing to support its expansion. Readers are referred to the documents filed by BriteSmile with the Securities and Exchange Commission, specifically the Company's most recent reports on Forms 10-K and 10-Q, that identify important risk factors which could cause actual results to differ from those contained in the forward-looking statements. BriteSmile and its affiliates disclaim any intent or obligation to update these forward-looking statements.

                                   -- MORE --


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                                BRITESMILE, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (unaudited)
                       ($ in thousands except share data)


                                                                                13 Weeks Ended          13 Weeks Ended
                                                                                March 29, 2003          March 30, 2002
                                                                              -------------------     -------------------
REVENUES:
    Center whitening fees, net...................................                $       3,151           $       3,065
    Associated Center whitening fees, net........................                        4,926                   5,201
    Product sales................................................                          899                   1,067
                                                                              -------------------     -------------------

       Total revenues, net.......................................                        8,976                   9,333
                                                                              -------------------     -------------------

OPERATING COSTS AND EXPENSES:
    Operating and occupancy costs................................                        3,494                   3,619
    Selling, general and administrative expenses.................                        6,046                   7,867
    Research and development expenses............................                          239                     111
    Depreciation and amortization................................                        1,586                   1,483
                                                                              -------------------     -------------------

       Total operating costs and expenses........................                       11,365                  13,080
                                                                              -------------------     -------------------

          Loss from operations...................................                       (2,389)                 (3,747)
                                                                              -------------------     -------------------

OTHER INCOME (EXPENSE), net:
    Interest expense.............................................                         (116)                   (393)
    Interest income..............................................                            4                      26
                                                                              -------------------     -------------------

       Total other expense, net..................................                         (112)                   (367)
                                                                              -------------------     -------------------

          Loss before income tax provision.......................                       (2,501)                 (4,114)

INCOME TAX PROVISION.............................................                            1                      18
                                                                              -------------------     -------------------

          Net loss ..............................................                $      (2,502)          $      (4,132)
                                                                              ===================     ===================

BASIC AND DILUTED NET LOSS PER SHARE.............................                $       (1.03)          $       (1.70)
                                                                              ===================     ===================

WEIGHTED AVERAGE SHARES - BASIC AND DILUTED......................                    2,428,464               2,424,809
                                                                              ===================     ===================